

Mail Stop 7010

April 21, 2009

Via U.S. mail and facsimile

Mr. Michael L. Krall
President and Chief Executive Officer
PURE Bioscience
1725 Gillespie Way
El Cajon, CA 92020

> **RE:** **Form 10-K for the fiscal year ended July 31, 2008**
> **Definitive Proxy Statement on Form 14A filed November 26, 2008**
> **File No. 001-14468**

Dear Mr. Krall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant